10026713

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 2 2010
DIVISION OF MARKET REGULATION

SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response.	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52688

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Viewpoint Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 West A. Street, Suite 325
(No. and Street)

San Diego (City) California (State) 92101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Seth Leyton (619) 272-2810
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank, Suite 606, (Address) Tarzana (City) California (State) 91356 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Seth A. Leyton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Viewpoint Securities, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DAVE BANERJEE
Commission # 1684521
Notary Public - California
Los Angeles County
My Comm. Expires Jul 28, 2010

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Report of Independent Registered Public Accountant

Board of Members,
Viewpoint Securities, LLC
San Diego, California

I have audited the accompanying statement of financial condition of Viewpoint Securities, LLC as of December 31, 2009 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Viewpoint Securities, LLC as of December 31, 2009 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-IV is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 24, 2010

VIEWPOINT SECURITIES, LLC.

Statement of Financial Condition
December 31, 2009

ASSETS

Deposits with clearing firm	$	107,782
Equipment, net of accumulated depreciation of $119,018		19,177
Other assets		200
Total assets	$	127,159

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Cash overdraft	$	2,055
Accounts payable and accrued expenses		48,718
Income taxes payable		6,800
Total liabilities		57,573
Members' equity		69,586
Total liabilities and members' equity	$	127,159

The accompanying notes are an integral part of these financial statements

VIEWPOINT SECURITIES, LLC.

Statement of Income
For the year ended December 31, 2009

REVENUES:	
Commission revenue	$ 2,548,044
Consulting fees	115,000
Interest income	4,348
Other income	6,293
Total revenues	2,673,685
EXPENSES:	
Clearing charges	$ 97,289
Commissions	55,414
Communications	18,386
Execution charges	392,346
Occupancy costs	64,025
Professional fees	411,444
Research costs	923,625
Salaries and benefits	327,151
Other general and administrative expenses	440,834
Total expenses	2,730,514
LOSS BEFORE INCOME TAX PROVISION	(56,829)
INCOME TAX PROVISION (Note 2)	
Income tax provision	6,800
NET LOSS	$ (63,629)

The accompanying notes are an integral part of these financial statements

VIEWPOINT SECURITIES, LLC.

Statement of Members' Equity
For the year ended December 31, 2009

	Members' Equity	Net Loss	Total Members' Equity
Beginning balance January 1, 2009	$ 71,215	$ -	$ 71,215
Capital contributions	62,000		62,000
Net loss		(63,629)	(63,629)
Ending balance December 31, 2009	$ 133,215	$ (63,629)	$ 69,586

The accompanying notes are an integral part of these financial statements

VIEWPOINT SECURITIES, LLC.

Statement of Cash Flows
For the year ended December 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(63,629)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		30,438
(Increase) decrease in:		
Deposits with clearing firm		(7,849)
Securities owned - at market value		4,084
Prepaid expenses		4,438
Other assets		(200)
Increase (decrease) in:		
Cash overdraft		(751)
Accounts payable and accrued expenses		(7,344)
Due to clearing firm		(12,795)
Accrued commissions		(2,840)
Payroll taxes payable		(12,827)
Income tax payable		6,800
Total adjustments		1,154
Net cash used in operating activities		(62,475)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		62,000
Net cash provided by financing activities		62,000
Increase in cash		(475)
Cash at beginning of period		475
Cash at end of period	$	-
Supplemental cash flow disclosures		
Cash paid during the year for:		
Interest	$	-
Income taxes	$	6,800

The accompanying notes are an integral part of these financial statements

VIEWPOINT SECURITIES, LLC.

Notes to Financial Statements
December 31, 2009

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Viewpoint Securities, LLC (the "Company") is a Delaware Limited Liability Company formed on March 16, 2000, as Wahoo Institutional Trading LLC. During 2002, the Company changed its name to Viewpoint Securities, LLC. The rights and obligations of the equity holder of the Company (the Member) are governed by the Amended and Restated Limited Liability Company Agreement (the Operating Agreement). The Company does not have a termination date. Generally, the liability of the member of the Company is limited to the member's total capital contributions. In accordance with its Operating Agreement, the Company has a right of first refusal to purchase a member's interest proposed to be sold to a third party.

Business operations are conducted from the Company's offices in La Jolla, California. The Company, as a registered broker-dealer with the Securities and Exchange Commission and as a member of the Financial Industry Regulatory Authority, provides securities investment and brokerage services to its clients. For the year ended December 31, 2009, substantially all commissioned brokerage transactions were' settled through Penson Financial Services, Inc. pursuant to a fully disclosed Clearing Agreement. The Company is required to keep a minimum cash balance of $100,000 for brokerage transactions

In September 2006, the FASB issued SFAS No. 157 "Fair Value Measurements". SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair values. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Management believes that the adoption of SFAS No. 157 will not have a material impact on the financial results of the Company.

Cash and cash equivalents

Cash equivalents include highly liquid investments purchased with an original maturity of three months or less. The Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts.

The Company considers all highly liquid investments purchased with a maturity of 90 days or less to be cash equivalents.

Note 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Commissions and commissions receivable

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Because management considers commissions receivable to be fully collectible at December 31, 2009, no allowance for doubtful accounts has been recorded. If amounts become uncollectible, they will be charged to operations when that determination is made.

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2009.

Equipment

Equipment is stated at cost. Maintenance, repairs, and minor replacements are expensed. Depreciation of equipment is computed using straight-line methods over their estimated useful lives, which range from three to seven years. Depreciation expense was $37,218 for the year ended December 31, 2009. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation is removed from the accounts and any resulting gain or loss recognized.

Income taxes

The Company does not incur income taxes; instead, its earnings are included in the member's personal income tax return and taxed depending on his personal tax situation. The financial statements, therefore, do not include a provision for income taxes.

Use of estimates

The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2: Equipment

Equipment consists of the following at December 31, 2009:

Computer equipment	$	27,688
Software		104,630
Office equipment		5,878
Total equipment		138,195
Less accumulated depreciation		(119,018)
Equipment, net of accumulated depreciation	$	19,177

Note 3: Commitments

The Company leases office space under an operating lease on a month to month basis and requires monthly payments in the amount of $3,198. Either party may terminate the lease with at least 30 days written notice.

Note 4: Net capital requirements

The Company is subject to the uniform net capital rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of a maximum ratio of aggregate indebtedness to net capital. Net capital and aggregate indebtedness change day by day, but by December 31, 2009 the company's net capital of $50,209 exceeded the minimum net capital requirement by $45,209; and the Company's ratio of aggregate indebtedness ($57,573) to net capital was 1.15 to 1, which is less than 15:1 ceiling.

VIEWPOINT SECURITIES, LLC.

Statement of Net Capital
Schedule I
For the year ended December 31, 2009

	Focus 12/31/2009	Audit 12/31/2009	Change
Members' equity, December 31, 2009	$283,627	$69,586	214,041
Subtract - Non allowable assets:			
Accounts receivable	173,083	0	173,083
Fixed assets	19,177	19,177	0
Other assets	200	200	0
Tentative net capital	91,167	50,209	40,958
Haircuts:	0	0	0
NET CAPITAL	91,167	50,209	40,958
Minimum net capital	5,000	5,000	0
Excess net capital	$86,167	$45,209	$40,958
Aggregate indebtedness	16,615	57,573	(40,958)
Ratio of aggregate indebtedness to net capital	0.18%	1.15%	

The differences were caused by a correction in accounts receivable, by the accrual of income taxes, and accounts payable at December 31, 2009.

The accompanying notes are an integral part of these financial statements

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirements of computation according to the provision of Rule 15c3-3 (k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Viewpoint Securities
401 West A Street, Suite 325
San Diego CA 92101

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Dave Banerjee - 818-657-0288

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 4704.

B. Less payment made with SIPC 6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (150.)

4/02/09
Date Paid

C. Less prior overpayment applied (-)

D. Assessment balance due or (overpayment) 4554.

E. Interest computed on late payment (see instruction E) for ____days at 20% per annum -

F. Total assessment balance and interest due (or overpayment carried forward) $ 4554.

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ ✓

H. Overpayment carried forward $(✓)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Viewpoint Securities
(Name of Corporation, Partnership or other organization)

Seth Leyton
(Authorized Signature)

Managing Partner
(Title)

Dated the 24th day of February, 2010

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec., 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,346,859.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	—
(2) Net loss from principal transactions in securities in trading accounts.	—
(3) Net loss from principal transactions in commodities in trading accounts.	—
(4) Interest and dividend expense deducted in determining item 2a.	—
(5) Net loss from management of or participation in the underwriting or distribution of securities.	—
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	—
(7) Net loss from securities in investment accounts.	—
Total additions	—
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	22,792.
(2) Revenues from commodity transactions.	—
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	438,420.
(4) Reimbursements for postage in connection with proxy solicitation.	—
(5) Net gain from securities in investment accounts.	—
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	—
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)	—
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	4000.
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ —	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ —	
Enter the greater of line (i) or (ii)	—
Total deductions	465,212.
2d. SIPC Net Operating Revenues	$ 1,881,647.
2e. General Assessment @ .0025	$ 4704.11

(to page 1 but not less than $150 minimum)

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

Independent Accountant's Report on Applying Agreed – Upon Procedures Related to an Entity's SIPC Assessment Reconciliation.

Board of Members,
Viewpoint Securities, LLC
San Diego, California

In accordance with Rule 17a-5 (e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Scheduled of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2009, which were agreed to by Viewpoint Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Viewpoint Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Viewpoint Securities, LLC's management is responsible for the Viewpoint Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7T with respective cash disbursement records entries from the cash disbursements journal and related bank statements and reconciliations, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2009, as applicable with the amounts reported in Form SIPC-7T for the year ended December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, such as clearing firms records supporting securities revenues, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers, such as revenues from third party support and bank records supporting the adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 24, 2010

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Members,
Viewpoint Securities, LLC
San Diego, California

In planning and performing my audit of the financial statements of Viewpoint Securities, LLC for the year ended December 31, 2009, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Viewpoint Securities, LLC including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Members,
Viewpoint Securities, LLC
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 24, 2010